Exhibit 99.3

Western Wind Energy Corp.

1326 – 885 West Georgia Street	Telephone: 604.685.WIND
Vancouver, BC V6C 3E8	Facsimile: 604.685-9441
www.westernwindenergy.com

N E W S   R E L E A S E

April 14, 2008

Toronto Venture Exchange Symbol: “WND”

Issued and Outstanding: 29,387,188

RECORD YEAR END REVENUES INCREASE 167 PERCENT

Western Wind Energy Corp (“Western Wind Energy”) is pleased to announce that it has filed its Audited Consolidated Financial Statements for the eleven months ended December 31, 2007 and the related Management Discussion and Analysis. Western Wind changed its reporting year end from January 31 to December 31 and accordingly, the Audited Financial Statements and Management Discussion and Analysis that can now be viewed at www.sedar.com represent the Company’s new fiscal year end and its most recent fiscal period.

Revenues for the eleven months ended December 31, 2007 were $4,264,759, an increase of 167% from $1,594,440 for the year ended January 31, 2007. The significant increase was due to a 178% increase in electricity generation from eleven months of operations compared to six months of operations in the previous period and a 3% increase in average electricity prices in US$ terms. These increases were partially offset by a weaker US dollar.

Net loss for the eleven months ended December 31, 2007 was $2,584,577 and represented a significant improvement from a loss of $11,722,608 for the twelve months ended January 31, 2007.

Western Wind Energy is North America’s largest publicly traded non-income trust producer of pure wind energy.  Western Wind Energy has the capacity to produce 34 MW of clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California with annualized energy output capacity of approximately 70 billion watt hours per year.

Western Wind Energy also has over 145 MW of expansion power sales agreements with the associated projects in the late stages of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 154 megawatts from the sale of wind energy electrical generation. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 27-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy.  Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California.  Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995.  Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement.  Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.